UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2011
Commission File Number: 001-34454
Shanda Games Limited
(Exact name of registrant as specified in its charter)
Unit 403A, 4th Floor, Golden Centre
188 Des Voeux Road Central
Hong Kong
(852) 2851 0177
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited
By:	/s/ Qunzhao Tan
	Name:	Qunzhao Tan
	Title:	Chief Executive Officer

Date: November 30, 2011

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Shanda Game Limited Announces Results of Annual General Meeting

Exhibit 99.2	Shanda Games Announces Special Cash Dividend

Exhibit 99.3	Shanda Games Announces Management Change